UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Rule 13d-2)

SANPAOLO IMI S.p.A.
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE €2.80 PER SHARE
(Title of Class of Securities)

465 234 103 (American Depositary Shares)
(CUSIP Number)

Fondazione Cassa di Risparmio in Bologna (Name of Persons Filing Statement) Fabio Roversi Monaco Fondazione Cassa di Risparmio in Bologna Via Farini, 15 40124 Bologna Italy Tel. No. 011 39 051 275411
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

     Luigi L. De Ghenghi, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England
Tel. No. 011 44 20 7418 1018
April 19, 2004
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13-d(g), check the following box   ☐.

CUSIP No. 465 224 103 (American Depositary Shares)	SCHEDULE 13D	Page 2 of 38 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fondazione Cassa di Risparmio in Bologna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,174,581
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 45,174,581
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,174,581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.12%
14	TYPE OF REPORTING PERSON OO

(continued on following pages)

    Item 1. Security and Issuer

     The class of equity securities to which this statement relates is the Ordinary Shares, nominal value €2.80 per share (the “Shares”) of Sanpaolo IMI S.p.A., a company incorporated under the laws of the Republic of Italy (“Sanpaolo IMI”), which trade on the Italian Stock Exchange and also trade in the United States on the New York Stock Exchange in the form of American Depository Shares, each of which represents two Shares. The principal executive offices of Sanpaolo IMI are located at Piazza San Carlo 156, 10122 Turin, Italy.

    Item 2. Identity and Background

     The name of the person filing this statement is Fondazione Cassa di Risparmio in Bologna (“Fondazione Carisbo”). Fondazione Carisbo is an Italian charitable foundation whose purpose is to promote and sponsor activities for social development in such areas as scientific research, education, the arts, health care and assistance to the poor. Fondazione Carisbo is regulated by special Italian legislation. See below under “— Regulatory Background”. The principal business and principal office address of Fondazione Carisbo is Via Farini, 15, 40124 Bologna, Italy. The name, business address, present principal occupation (or employment), and citizenship of each director and the secretary general of Fondazione Carisbo is set forth in Schedule A attached hereto. In accordance with Fondazione Carisbo’s bylaws, the secretary general is not a member of the board but holds executive and decisional powers in order to implement the resolutions of the board and to carry the day-to-day operations of the foundation.

     During the last five years, none of Fondazione Carisbo, any other person or entity controlling Fondazione Carisbo, or, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      In January 2001, Sanpaolo IMI acquired an equity interest of approximately 11% in Cardine Banca S.p.A. (“Cardine”), the savings bank resulting from the merger of the Casse Venete and CAER S.p.A., two Italian regional financial institutions operating in the northeastern Italy. Subsequently, in 2002, Cardine was merged into Sanpaolo IMI (the “Cardine Merger”).

     The Cardine Merger was structured as a stock-for-stock merger in which holders of Cardine ordinary shares received Shares at an exchange ratio of 1.7950 Shares for each Cardine ordinary share. In connection with the Merger, Sanpaolo IMI issued 432.7 million new Shares. The Cardine Merger became effective, for corporate law purposes, as of June 1, 2002 and, for accounting purposes, as of January 1, 2002.

     The two largest shareholders of Cardine were Fondazione Carisbo, with a with a 28.6% beneficial ownership interest in Cardine, and Fondazione Cassa di Risparmio di Padova e Rovigo (“Fondazione Cariparo”) with a 40.2% beneficial ownership interest in Cardine. Pursuant to the Cardine Merger, Fondazione Carisbo and Fondazione Cariparo held a 18.49% beneficial ownership interest in Sanpaolo IMI. Compagnia di San Paolo, an Italian charitable foundation (“Compagnia di San Paolo” and, together with Fondazione Carisbo and Fondazione Cariparo, the “Foundations”), Fondazione Carisbo and Fondazione Cariparo collectively held, after the transaction, a 32.97% beneficial ownership interest in Sanpaolo IMI.

    The Letter of Intent

     Before the Cardine Merger became effective, in a letter of intent dated October 18, 2001 (the “Letter of Intent”) attached hereto as Exhibit A, the Foundations agreed to collectively self-impose a 15% limit on their voting rights at the ordinary shareholders’ meetings of Sanpaolo IMI.

     In the Letter of Intent, the Foundations also agreed to contribute for a period of 10 years their 15% interest in the ordinary share capital of Sanpaolo IMI to Fondaco societá di gestione del risparmio (“Fondaco SGR”) a special

(continued on following pages)

purpose asset management company. Although Fondaco SGR was incorporated in January 2002, the Shares have not yet been contributed to Fondaco SGR pending resolution of certain regulatory issues.

     Moreover, the Foundations agreed to the voluntary conversion (the “Conversion”) of the Shares held by the Foundations which exceeded the 15% limit into preferred shares of a special class (the “Azioni Privilegiate”). The conversion occurred on June 1, 2002.

     The Conversion was made pursuant to Italian Law 461 of December 23, 1998, enacted by Italian Legislative Decree 153 of May 17, 1999 (collectively, the “Ciampi Law”), which allows the ordinary shares of banking institutions, such as Sanpaolo IMI, held by charitable foundations, such as the Foundations, to be converted into preferred shares of a special class. The Azioni Privilegiate are currently entitled to vote only at extraordinary shareholders’ meetings. In 2012, the Azioni Privilegiate held by the Foundations are scheduled to be converted back into Shares with full voting rights. The Azioni Privilegiate will be converted into Shares, by operation of law, if they are transferred to a different beneficial owner. If such a transfer occurred, the conversion ratio of the Azioni Privilegiate into Shares would be one-to-one.

    Regulatory background

     The Ciampi Law amended the regulatory framework of Italian charitable foundations and provided for incentives directed towards the divestiture of the beneficial ownership interests that such foundations had in Italian financial institutions. Pursuant to the Ciampi Law, charitable foundations that have modified their by-laws, have progressively divested their stakes in banks and have only maintained controlling interests in entities performing charitable work, are considered as private not-for-profit organizations with charitable purposes. This status confers significant tax benefits.

     In accordance with Article 11 of Italian Law No. 448 of 2001 (the “2002 Budget law”), the deadline for charitable foundations to divest their stakes in Italian banking institutions was extended until June 2006. The longer term contemplated by the 2002 Budget Law was conditional upon the charitable foundations entrusting their stakes in banking institutions to asset management companies (societa’ di gestione del risparmio), which must be selected pursuant to certain criteria and must manage the stakes in a professional manner, independently of the foundations. This condition has not yet been applied by the Italian authorities, pending resolution of certain regulatory issues.

    Item 3. Source and Amount of Funds or Other Consideration

     Fondazione Carisbo received the Shares as consideration in the Cardine Merger. For a description of the Cardine Merger, see above under “Item 2. Identity and Background”.

    Item 4. Purpose of the Transaction

     Fondazione Carisbo received the Shares as consideration in the Cardine Merger and subsequently entered into certain shareholders’ agreements. See below under “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer Agreements Among Shareholders”.

     Except as set forth below under “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer”, none of Fondazione Carisbo or, to the best of its knowledge, any of the persons named in Schedule A attached hereto has any plan or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

    Item 5. Interest in Securities of the Issuer

     Fondazione Carisbo beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 45,174,581 Shares, representing approximately 3.12% of the ordinary share capital of Sanpaolo IMI.

     Fondazione Cariparo beneficially owns, for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), 63,487,817 Shares, representing approximately 4.38% of the outstanding Shares.

(continued on following pages)

     Compagnia di San Paolo beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 108,662,399 Shares, representing approximately 7.5% of the ordinary share capital of Sanpaolo IMI.

     Collectively, the Foundations beneficially own for the purpose of Rule 13d-3 promulgated under the Exchange Act, 217,324,797 Shares, representing approximately 15% of the ordinary share capital of Sanpaolo IMI. As discussed above under “Item 2. Identity and Background”, in addition to the Shares, the Foundations beneficially own Azioni Privilegiate. Taking such Azioni Privilegiate into consideration, the Foundations collectively beneficially own approximately 33% of the total share capital of Sanpaolo IMI.

     Banco Santander Central Hispano S.A. (“Santander”) beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 158,199,912 Shares, representing approximately 10.9% of the ordinary share capital of Sanpaolo IMI. CDC IXIS Italia Holding SA (“CIIH” and, together with the Foundations and Santander, the “Shareholders”) beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 28,088,822 Shares, representing approximately 2% of the ordinary share capital of Sanpaolo IMI.

     Collectively, excluding the Azioni Privilegiate held by the Foundations, the Shareholders beneficially own, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 403,424,795 Shares, representing approximately 28% of the ordinary share capital of Sanpaolo IMI.

     To the best of its knowledge, Fondazione Carisbo is not aware of any transaction by the Shareholders in the Shares effected in the past 60 days.

    Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Agreements Among Shareholders

     On April 19, 2004, the Foundations entered into an agreement (the “Convention among the Foundations”), attached hereto as Exhibit B, by virtue of which the Foundations agreed, among other things, to ask Sanpaolo IMI to adopt a series of amendments to its Articles and By-Laws (attached hereto as Exhibit D). Furthermore, the Foundations agreed to co-operate by discussing among themselves the issues of greater relevance relating to their stakes in Sanpaolo IMI. To this end, the Convention among the Foundations established an ad hoc committee chaired by Mr. Renzo Giubergia.

      On April 21, 2004, the Shareholders entered into an agreement (the “Agreement among Shareholders”).

     Pursuant to the Agreement Among Shareholders the Shareholders agreed to vote, at Sanpaolo IMI’s shareholders’ meeting called (first call) for April 28, 2004 and (second call) for April 29, 2004, for the election of a board of directors of Sanpaolo IMI composed of the following 17 directors:

Enrico Salza (Chairman),
Maurizio Barracco,
Pio Bussolotto,
Giuseppe Fontana,
Ettore Gotti Tedeschi,
Alfonso Iozzo,
Virgilio Marrone,
Iti Mihalich,
Anthony Orsatelli,
Emilio Ottolenghi,
Orazio Rossi,
Gianguido Sacchi Morsiani,
Alfredo Saenz,
Mario Sarcinelli,
Leone Sibani,

(continued on following pages)

Alberto Tazzetti, and
Manuel Varela.

     The Shareholders agreed that they would propose to Sanpaolo IMI’s board of directors to nominate Orazio Rossi as Vice Chairman and Alfonso Iozzo as Managing Director.

     The Shareholders agreed that if a director (among those listed above) proposed upon the suggestion of Santander or CIIH left office for any reason, the Shareholders would use their best efforts to have the board of directors of Sanpaolo IMI co-opt for a director suggested by Santander or CIIH, as applicable. Santander and CIIH agreed to support the changes to Sanpaolo IMI’s Articles and By-laws discussed above.

     The Shareholders agreed that the General Manager, a new position envisaged by the proposed amendments to Sanpaolo IMI’s Articles and By-laws, should be elected before June 30, 2004 and should become a member of the board of directors, thus increasing the number of directors from 17 to 18. The extraordinary shareholders’ meeting called to vote on the proposed amendments to the Articles and By-laws was held on June 30, 2004. Certain provisions of the Articles and By-laws approved by the extraordinary shareholders’ meeting differed from those originally proposed by the Shareholders. The most significant departure from the amendments proposed by the Shareholders is that the General Manager is not a member of the board of directors. The text of the Articles and Bylaws approved by the extraordinary shareholders’ meeting is currently under review by the Bank of Italy for approval.

     The Shareholders agreed to consult from time to time.

     Each party agreed not to modify its shareholding in the ordinary share capital of Sanpaolo IMI, subject to various exceptions, and to ensure that the maximum aggregate amount of Shares held by the Shareholders would not exceed 29.9% of the ordinary share capital of Sanpaolo IMI.

     The Agreement Among Shareholders will expire fifteen day before the date of the first call of the Sanpaolo IMI’s shareholders meeting called to approve Sanpaolo IMI’s financial statements for the year ended December 31, 2006. Furthermore, the Agreement Among Shareholders will be subject to early termination if:

     The entire board of directors of Sanpaolo IMI is terminated pursuant to Art. 2386 of the Italian Civil Code (relating to the qualifications of the directors).

     The launch of a public tender or exchange offer by a third party to acquire control of Sanpaolo IMI or a higher stake in Sanpaolo IMI’s ordinary share capital than the one held by the Shareholders. Only in connection with CIIH, the sale by Sanpaolo IMI of its stake in CDC IXIS SA.

     The Agreement Among Shareholders, and the proposed amendments to Sanpaolo IMI’s Articles and By-laws, are attached hereto as exhibit C and D, respectively. Please refer to such exhibits for the complete text of the Agreement Among Shareholders and the proposed amendments to Sanpaolo IMI’s Articles and By-laws.

   Item 7. Materials to be filed as Exhibits

     The following exhibits are attached to this Schedule 13D:

     Exhibit A: Letter of Intent

     Exhibit B: Convention among the Foundations

     Exhibit C: Agreement Among Shareholders

     Exhibit D: Proposed amendments to Sanpaolo IMI’s Articles of Incorporation and By-laws attached to the April 19 and April 21 Agreements.

(continued on following pages)

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 29, 2004

Fondazione Cassa di Risparmio in Bologna

By:	/s/ Fabio Roversi Monaco

	Name:	Fabio Roversi Monaco
	Title:	Chairman

(continued on following pages)

Schedule A

DIRECTORS AND GENERAL SECRETARY OF
FONDAZIONE CARISBO

     The name, business address, principal occupation of employment of each of the directors and the general secretary of Fondazione Carisbo as of July [ • ], 2004 are set forth below. All of the directors and the general secretary are citizens and residents of Italy.

Name	Business Addres	Principal Occupation

Fabio Roversi Monaco	Via Farini, 15, 40124 Bologna, Italy	Chairman
Giovanni Bersani	Via Farini, 15, 40124 Bologna, Italy	Vice-Chairman
Giorgio Stupazzoni	Via Farini, 15, 40124 Bologna, Italy	Senior Director
Giorgio Baratti	Via Farini, 15, 40124 Bologna, Italy	Director
Vittorio Bonomini	Via Farini, 15, 40124 Bologna, Italy	Director
Alberto Campito	Via Farini, 15, 40124 Bologna, Italy	Director
Federico Castellucci	Via Farini, 15, 40124 Bologna, Italy	Director
Francesco Di Matteo	Via Farini, 15, 40124 Bologna, Italy	Director
Giulio Fini	Via Farini, 15, 40124 Bologna, Italy	Director
Giulio Ghetti	Via Farini, 15, 40124 Bologna, Italy	Director
Giordano Jacchia	Via Farini, 15, 40124 Bologna, Italy	Director
Virginiangelo Marabini	Via Farini, 15, 40124 Bologna, Italy	Director
Luigi Marchesini	Via Farini, 15, 40124 Bologna, Italy	Director

Giancarlo Lambertini	Via Farini, 15, 40124 Bologna, Italy	General Secretary

(continued on following pages)

Exhibit A

SUMMARY OF THE LETTER OF INTENT DATED OCTOBER 18, 2001
BETWEEN COMPAGNIA DI SAN PAOLO,
FONDAZIONE CASSA DI RISPARMIO DI PADOVA E ROVIGO AND
FONDAZIONE CASSA DI RISPARMIO IN BOLOGNA

Whereas:

•	Compagnia di San Paolo (the “Foundation”) controls 16.1% of SANPAOLO IMI S.p.A. (“Sanpaolo IMI”) share capital, Sanpaolo IMI group’s parent company;

•	Fondazione Cassa di Risparmio di Padova e Rovigo (“Fondazione CRPR”) and Fondazione Cassa di Risparmio in Bologna (“Fondazione CRB” and together with Fondazione CRPR, the “Cardine Foundations”) control 40.2% and 28.6% respectively of Cardine Banca S.p.A. (“Cardine”) share capital, Cardine’s group parent company;

•	The Foundation, Fondazione CRPR and Fondazione CRB (collectively the “Foundations”) together with Sanpaolo IMI and Cardine (collectively the “Banks”) agreed to undertake the merger between the Banks in order to maximize their value;>

•	For that purpose, the Foundations decided to agree on certain corporate governance rules in order to:

	–	have equal control of the new entity;
	–	maintain and protect the control of the new entity;
	–	enhance the value of those shareholders which share the same goals.

The Agreement between the Parties

     1. The Foundations agreed to undertake the merger of Cardine with and into Sanpaolo IMI and, at the same time, to spin-off Cardine, which will have its legal office and principle place of business in Padua, Italy. Cardine will act as sub-holding company, coordinating the transition, the relationships with the subsidiaries and the restructuring of the existing Cardine group.

     2. The integration between the Banks will be discussed in an industrial plan, which will be jointly drafted by the Banks together with an independent advisor.

     3. The merger shall follow the following steps:

i.	The Foundations, together with an existing and independent asset management company (the “Partner”), shall incorporate an asset management company (Societa’ di Gestione del Risparmio, “SGR”). The Foundations shall control the majority of SGR’s share capital (the Foundation, on the one hand, and the Cardine Foundations, on the other hand, proportionately to their current shareholding in Cardine), while the Partner shall have a minority shareholding in the SGR.

ii.	The SGR shall manage for ten years the Foundations’ shareholding in Sanpaolo IMI and Cardine so that SGR shall manage, once the merger is completed, 15% of Sanpaolo IMI’s ordinary share capital, the composition of which shall be as follows: 7.5% belonging to Compagnia, 7.5% belonging to Fondazione CRPR and Fondazione CRB, proportionally to their actual shareholding in Cardine.

iii.	The SGR shall exercise the voting rights at the Sanpaolo IMI shareholders’ meetings in its name but on behalf of the Foundations. At the Sanpaolo IMI extraordinary shareholders’ meetings, the Foundation, Fondazione CRPR and Fondazione CRB shall be entitled to vote autonomously. The Foundations’ interests shall be managed by the SGR separately and each of the Foundation,

Exhibit A
(continued on following pages)

Fondazione CRPR and Fondazione CRB shall be entitled to collect the dividends accrued. In the event the above mentioned voting structure cannot be implemented, each of the Foundation, Fondazione CRPR and Fondazione CRB shall give to the SGR an irrevocable power of attorney to manage the respective shareholding and to vote at the Sanpaolo IMI shareholders’ meetings according to the instructions received from the Foundations from time to time. The Foundations shall coordinate the exercise of their voting rights at the shareholders’ meetings. With respect to Sanpaolo IMI, the Foundations shall not be entitled to enter into shareholders’ agreements with other entities or individuals.

iv.	Merger of Cardine with and into Sanpaolo IMI and Cardine’s spin-off. After the completion of the spin-off, and pursuant to applicable laws, the current management structure of Cardine and its subsidiaries shall remain unchanged.

v.	Upon the occurrence of the merger, the ordinary shares of Sanpaolo IMI shall be converted -- as they exceed the above mentioned 15% threshold and upon request the Foundation, Fondazione CRPR and Fondazione CRB hereby agree to approve, under identical terms and conditions, the conversion of ordinary shares of San Paolo IMI to preferred shares entitling the holders to a privilege in the distribution of dividends and in the event of a dissolution of the company, and carrying no rights to vote in the shareholders’ meetings. The resolution providing the conversion of the shares held by the Foundation, Fondazione CRPR and Fondazione CRB into preferred shares shall also provide for the preferred shares to be convertible, the conversion without further action by the shareholders’ meeting, into ordinary shares at the earliest of: (a) a request by the holder 10 years after the issuance of the shares; (b) a request by the transferee insofar as the transferee is not an affiliate of the transferring entity.

     4. the SGR shall exercise its voting rights in its name but on behalf of the Parties at the Sanpaolo IMI ordinary shareholders’ meetings only. At the Sanpaolo IMI extraordinary shareholders meetings each of the Foundation, Fondazione CRPR and Fondazione CRB shall be entitled to vote autonomously.

     5. The SGR shall exercise its right to vote in the shareholders’ meetings pursuant to the resolution adopted by the majority of 6 of the 7 members, 3 of which are appointed by the Foundation, 2 by Fondazione CRPR, 1 by Fondazione CRB, and 1 by the Partner, of its board of directors. The Foundation, Fondazione CRPR and Fondazione CRB shall, in any case, use their best efforts to cause both Fondazione CRPR and Fondazione CRB to be represented on the board of directors of SGR, during the life of the management contract.

     In order to protect the independence and the professionalism of the board of directors, the SGR bylaws shall provide special cases of incompatibility designed to prevent any conflicts of interest between their tenure as directors of the SGR and any managing or administrative position exercised within financial institutions, and to comply with the bylaws of the Foundation, Fondazione CRPR and Fondazione CRB.

     6. The Foundation, having entered into a shareholders’ agreement with the shareholders of Sanpaolo IMI (IFI-IFIL and REALE MUTUA) that is open to the other shareholders, will use its efforts to obtain the shareholders’ consent to the continuation of the agreement and the replacement of the Foundation by the SGR therein. The Foundation, Fondazione CRPR and Fondazione CRB agree to extend the shareholders’ agreement to Caisse des Depots et Consignations (“CDC”). The SGR will be the sole person entitled to enter into, in its name but on behalf of the Foundation, Fondazione CRPR and Fondazione CRB, any shareholders’ agreements with other shareholders of Sanpaolo IMI.

     7. The Foundation, Fondazione CRPR and Fondazione CRB will use their best efforts to stipulate in the merger agreement between Sanpaolo IMI and Cardine as follows:

i.	The Sanpaolo IMI shareholders’ meeting will increase the number of directors in order to guarantee that members appointed by Fondazione CRPR and Fondazione CRB will be represented on the board of directors.

Exhibit A
(continued on following pages)

ii.	Sanpaolo IMI shall, inter alia: a) establish a branch office in Bologna, Italy; b) manage the development, through specialized companies, of the post-merger activities of the Sanpaolo IMI group concerning retail banking business, in Bologna; c) establish, in Bologna, the main offices of the company whose object is the purchase of equity interest in small- and medium-sized companies.

     The Foundation, Fondazione CRPR and Fondazione CRB agree that, upon the occurrence of the restructuring of Cardine, the present board of directors of Cardine, along with the members appointed by Sanpaolo IMI, shall be confirmed on the board of directors until December 31, 2002, and that the instruments of corporate governance of the subsidiaries, in view of the increase of shareholders’ value, shall be aimed at the continuation of the current management structure.

     8. The effectiveness of the agreements herein is subject to the approval of the relevant authorities.

Exhibit A
(continued on following pages)

Exhibit B

AGREEMENT AMONG

COMPAGNIA DI SAN PAOLO

FONDAZIONE CASSA DI RISPARMIO DI PADOVA E ROVIGO

FONDAZIONE CASSA DI RISPARMIO IN BOLOGNA
(hereinafter “the Parties”)

Communicated to Consob pursuant to Article 122 of Legislative Decree. n. 58 of 24 February 1998 and the Regulations adopted by Consob Resolution n. 11971 of 14 May 1999

WHEREAS

     1. The Parties signed on 18 October 2001 a Letter of Intent containing the principal understandings among them undertaken with regard to the integration of the Cardine Group into the Sanpaolo IMI Group;

     2. The terms of the Letter of Intent were registered in the Turin Company Register on 2 November 2001 and an extract was published in the “Il Sole 24 Ore” and “La Stampa” newspapers on 8 November 2001, pursuant to Article 122, paragraph 1, of Legislative Decree n. 58, 1998;

     3. Subsequently, on 17 December 2001, the same Parties, with the addition of Ersel Fi-nanziaria S.p.A., signed a Convenzione Operativa (“Operational Agreement”), with which they:

a.	Implemented the Letter of Intent and envisaged the creation of an SGR (Asset Management Company), together with the technical partner Ersel Finanziaria s.p.a.;

b.	Established the operating structure of the SGR in accordance with the current regulatory framework;

c.	agreed on the conversion of the ordinary shares held by the Parties, to the extent they exceed in the aggregate 15% of the capital of Sanpaolo IMI S.p.A. (“Sanpaolo IMI” or simply the “Bank”), into preferred shares (“privilegiate”), without voting rights in the General Meeting, pursuant to Article 28, paragraph 3, lett. a) Legislative Decree n. 153 of 1999;

     4. The SGR, known as Fondaco SGR, was established on 8 January 2002 pursuant to notarial deed by the notary Morone of Turin and authorized to conduct its activities by the Bank of Italy on 17 March 2003, and the shares described in item 3 were converted into preferred shares, by proper resolution of the Extraordinary Meeting of Sanpaolo IMI on 5 March 2002;

     5. The regulatory framework, which ought to allow Fondaco SGR to have title over the shares held by the Parties in Sanpaolo IMI or, alternatively, to individually manage the shares, has not been completed;

     6. The Parties have however further confirmed that they will proceed with a unity of intent in the exclusive interest of the Bank and the protection of their investment in the Bank, in order to best achieve their institutional purposes;

     7. In this context and with this intent, these Parties – while awaiting the definitive clarification of the regulatory framework and also in any case independently of such framework - intend further to strengthen and manage their common and shared opinion in the management of their respective shareholdings in the Bank and relations with third parties, relative to the matters and affairs regarding the Bank;

Exhibit B
(continued on following pages)

     8. In relation to that and for purposes of ensuring a balanced composition of the next Board of Directors of the Bank, such that it may take into account the interests, firstly, of the Bank and all stakeholders, consistent with the Bank’s status as a listed company of international importance, it appears necessary, as per the mandate entrusted to Ing. Renzo Giubergia, to make contact with the other major shareholders in a unified way and voice;

GIVEN ALL THE ABOVE RECITALS

     among the Parties the present Agreement, also known as “Pact of unity of intent,” is agreed and signed.

     1. The Recitals are complete and substantive part of the present Agreement.

     2. The Parties, firmly convinced that they are operating in the interest of the Bank and for the protection of each Party’s investment that they must focus their external communications or declarations– in whatever way attributable to them – exclusively around their institutional objectives and related themes, agree to abstain from publicly taking individual positions concerning the management, results achieved or expected, projects and matters generally concerning the Bank and agree equally to abstain from making, in any public forum or in any way public such as to allow or make possible their public diffusion, declarations of an individual character, even if shared by the other Parties or reasonably consistent with the common vision of the Parties.

     3. To this end the Parties, in order to achieve agreed views resulting from their aforementioned unity of intent, agree to examine and discuss in advance and exclusively among themselves, bound by confidentiality, the subjects and issues of greatest relevance concerning their shareholdings in the Bank or its business, programs and the condition of the Bank, including with regard to relations with the other shareholders. This activity will be undertaken in the context of a Committee chaired by Ing. Renzo Giubergia, in which a representative of each Fondazione, delegated thereto by their respective procedural provisions of their bylaws, will participate.

     4. Consequently, the Parties consistently with the consultancy mandate already given earlier, entrust exclusively to Ing. Renzo Giubergia, in addition to the task of chairing the Committee set forth in item 3 above, the following duties:

a.	mediation, in general and specific meetings, to facilitate the reaching of common views and, when necessary, common decisions concerning Bank matters requiring the intervention or even only the awareness of the main shareholders of the Bank;

b.	external communication of the Parties’ common opinions and agreed decisions, arising from the meetings above, and relations with other major shareholders of the Bank, reporting on such relations to the Parties;

c.	in particular, conduct of the above activities also in anticipation of the preparation of the list of eligible candidates as directors of the Bank, to be voted on at the next General Meeting of the Bank, called pursuant to art. 14 of the articles and by-laws.

     5. The Parties give notice to one another that they have agreed on the need to make a series of modifications to the Articles and By-Laws of the Bank – designed to ensure orderly and efficient governance, suitable to satisfy adequately the operating needs and ensure the safe and sound management of the Bank, capable of facilitating its growth and further development, in the interest of the company and its shareholders - and in that sense, on the occasion of the formation and distribution of the list as per the preceding item, henceforth declare that they will ask the board of directors which will be elected to place before the Extraordinary Meeting, on the first appropriate occasion, the said modifications, as in the text attached to this agreement.

     6. The Parties agree finally they will keep each other informed and in advance of any intention to transfer part of the preferred shares as set forth in 3 of the Recitals, without any such transfer being in any way conditional on the consent of the other Parties.

Exhibit B
(continued on following pages)

     7. The duration of this Agreement is three years from the date of signing. The duration of Ing. Giubergia’s mandate will be the same, but may be revoked. In case Ing Giubergia, after the Extraordinary Meeting as per item 5 has been held, intended to resign or were not able to fulfill the mandate for any reason, the Parties will provide for his substitution by unanimous decision.

     8. This Agreement supersedes any other preceding agreement, and is the sole document to govern relations among the Parties, which here solemnly confirm the spirit of equal dignity and exclusive safeguard of the interest of the Bank which has thus far inspired with reciprocal satisfaction, and in future will continue to inspire, their relations.

     9. The present Pact of unity of intent is signed by the legal representatives of the Parties, thereto duly authorized by their respective Articles and By-Laws, as well as - by acceptance – by Ing. Renzo Giubergia whom the Parties exonerate from any liability in terms of carrying out the mandate herein conferred upon him, confirming that he does not owe the Parties any obligation in terms of result.

Attachments:

     Draft amended Articles and By-Laws SANPAOLO IMI S.p.A., currently under the review by the Bank of Italy which contain, among other things, the provision for a general manager and related powers.

The Agreement was signed on 19 April 2004.

* * *

     The present agreement, as indicated in item 8 of the text “supersedes any other preceding agreement, and is the sole document to govern relations among the Parties.” Pursuant to art. 128 of Consob Regulations n. 11971/99, from 19 April 2004, the agreements contained in the “Letter of intent” signed on 18 October 2001 by the Compagnia di San Paolo, Fondazione Cassa di Risparmio di Padova e Rovigo and Fondazione Cassa di Rispar-mio in Bologna, registered in the Turin Company Register on 2 November 2001 and an extract of which was published in the “Il Sole 24 Ore” and “La Stampa” newspapers on 8 November 2001, is therefore pronounced dissolved.

Exhibit B
(continued on following pages)

Exhibit C

AGREEMENT AMONG:

COMPAGNIA DI SAN PAOLO,

FONDAZIONE CASSA DI RISPARMIO DI PADOVA E ROVIGO,

FONDAZIONE CASSA DI RISPARMIO IN BOLOGNA (“THE FONDAZIONI”)

BANCO SANTANDER CENTRAL HISPANO S.A. CDC IXIS ITALIA HOLDING SA

Communicated to Consob pursuant to Article 122 of Legislative Decree n. 58 of 24 February 1998 and the Regulations adopted by Consob Resolution n. 11971 of 14 May 1999

WHEREAS

(a)	On April 19, 2004, the Compagnia di San Paolo, the Fondazione Cassa di Risparmio of Padova and Rovigo and the Fondazione Cassa di Risparmio in Bologna (the “Foundations”) entered into a unity of purpose agreement (the “Agreement between the Foundations”) by virtue of which, among other matters, these Foundations appointed as their representative and joint agent, the writer of this letter, Renzo Giubergia;

(b)	Among other matters, the Agreement between the Foundations requires the agreement of the Foundations themselves in order to make a series of amendments to the Bylaws of the Bank, designed to ensure an orderly and efficient governing arrangement, appropriate to satisfy adequately its operating needs and to ensure safe and sound management of the Bank itself, capable of facilitating its growth and further development, in the interest of the firm and of its shareholders.

(c)	The Foundations, represented here by the joint agent Renzo Giubergia and Banco Santander Central Hispano S.A. (“Santander”) and CDC IXIS ITALIA HOLDING SA (“CIIH”) (collectively, the “Parties”) intend to establish a consultation agreement and to coordinate their vote during the General Meeting of Sanpaolo IMI S.p.A. (the “Bank”), which will be called in a first convocation on April 28, 2004 (and if necessary, a second convocation on April 29) to approve the financial statements for the year ending December 31, 2003 and to renew the Board of Directors (the “General Meeting of April 2004”).

(d)	The Foundations, Santander and CIIH participate in the equity of the Bank as follows:

–	the Foundations with 217,324,797 ordinary shares equal to 15% of the ordinary capital;

–	Santander, with 158,011,176 ordinary shares equal to 10.9061% of the ordinary capital;

–	CIIH, with 28,088,822 ordinary shares equal to 1.9387% of the ordinary capital.

Agreements

1. Board of Directors.

     1.1 The Parties at the General Meeting of April 2004 will vote in favor of the election of a Board of Directors of the Bank for the triennium 2004-2006, which will be proposed by Renzo Giubergia, formed by 17 members, and consisting of the following individuals:

Enrico Salza (Chairman)
Maurizio Barracco
Pio Bussolotto

Exhibit C
(continued on following pages)

Giuseppe Fontana
Ettore Gotti Tedeschi
Alfonso Iozzo
Virgilio Marrone
Iti Mihalich Anthony
Orsatelli Emilio
Ottolenghi Orazio
Rossi GianGuido Sacchi Morsiani
Alfredo Soenz
Maria Sarcinelli
Luigi Sibani
Alberto Tazzetti
Manuel Varela

     1.2 Believing that the appointment of Orazio Rossi as vice chairman and the appointment of Alfonso Iozzo to the position of managing director are in the interest of the Bank, the parties will make the Board of Directors aware of its opinion, if it is elected in the composition shown above, subject to the exclusive authority of such body on the subject of the appointment of Board offices.

     1.3 In the event that a board member, among those indicated in the list as set forth in item 1.1 upon the suggestion of CIIH or of Santander, should resign for any reason, the Parties are obligated (i) to do whatever is in their power, subject to the exclusive prerogative of the Board of Directors, to facilitate the appointment of a director who will be suggested by the Party originally making the nomination, and (ii) to vote in favor of the confirmation of that appointment during the first General Meeting that will be called to deliberate on the matter.

2. Amendments to the Bylaws.

     2.1 Santander and CIIH share with the Foundations the need to facilitate the adoption of the amendments to the Bylaws mentioned in recital (b) and agree with the Foundations that a request will be made to the Board of Directors of the Bank that will be elected by the General Meeting of April 2004, to submit to the Extraordinary General Meeting of Shareholders the relevant amendments indicated in the text attached to this Agreement, at the first appropriate opportunity (if possible by June 30, 2004) and naturally in compliance with every applicable provision of law and Supervisory regulations.

     2.2 Within the scope of the same objective cited in the preceding item 2.1, the parties believe, as a basic premise of this Agreement, that the General Manager who will be appointed possibly by June 30, 2004, must be preselected from among candidates of clear and indisputable professional merit and, similarly, must be appointed as a member of the Board of Directors at the first appropriate opportunity, subject to the General Meeting first increasing the number of Directors from 17 to 18. To this end, the Parties undertake henceforth to vote in this manner in the General Meeting and to represent to the Board of Directors that will be elected their common conviction on the subject of the qualifications, as indicated above, of the future General Manger.

3. Consultation.

     3.1 The parties will consult with each other from time to time in order to exchange their opinions regarding the status of their respective interests as shareholders of the Bank, including verification of the implementation of the principles expressed in items 2.1 and 2.2, with regard to the appointment of the General Manger.

4. Obligation not to trade the shares of the Bank and the rights related to the shares.

     4.1 Each party is obligated not to change in any manner, for the entire duration of this Agreement, except with the prior written consent of the others, its own shareholding in the ordinary capital of the Bank, while the Parties individually and collectively undertake the mutual obligation to ensure that the overall maximum limit of ordinary

Exhibit C
(continued on following pages)

shares owned by the Parties themselves, equal to 29.9% of the ordinary capital of the Bank, is not exceeded. And in consequence the parties, directly, indirectly or through any other person or entity: (i) will not purchase shares of the Bank in addition to those indicated in the recitals, not even in forward transactions; (ii) will not trade in any way rights of any sort related to shares of the Bank, and in particular, will not assume obligations or enter into agreements of any kind with any third party regarding the exercise of the rights or powers pertaining to the ownership of the shares; (iii) will not transfer in any way the Bank shares which they own, will not contribute them to any agreement, nor will they subject them to any, encumbrance, lien, guarantee or charge that could in any way limit their full and unconditional availability.

      4.2 Subject to the limit of 29.9% provided therein, the prohibition set forth in item 4.1 does not include:

(i)	purchases and sales of shares of the Bank, within the limit of 2.5% of the Bank’s capital, effected temporarily in connection with trading activities, treasury management, acquisition of guarantees or investment of reserves by insurance companies within the group;

(ii)	transfers in any way effected within the scope of the same group, understood as the collective of companies bound by obligations pursuant to Article 2359 of the Civil Code, with regard to the Foundations, and understood as the collective of companies within the respective groups, with regard to CIIH and Santander, pursuant to the national legislation applicable to each, on condition that, the transferring party in each case being responsible for the acts of the transferee, the latter adheres unconditionally to the Agreement;

(iii)	increases in the shareholding of each Party, with regard to the percentage indicated in recital (d), deriving from the subscription to a capital increase of the Bank with pro-rata rights of subscription;

(iv)	transfers executed in any way even pursuant to corporate restructuring transactions of the group to which a Party belongs; and the Parties state henceforth, without exceptions, that such transfers include any that are executed by CIIH within the scope of its “Refondation” project.

     4.3 Without prejudice to the above, each Foundation has the power as an express derogation from the obligation set forth in item 4.1 and subject to prior notice to the other Parties, to decrease the amount of its own shareholding in the equity of the Bank, expressed in preferred shares, provided that this exception does not apply to its shareholding expressed in ordinary shares.

     4.4 In the event of a breach of any of the obligations set forth in item 4.1, the Party in breach will be obligated ipso facto to indemnify the performing Parties for every damage, expenditure, cost or burden suffered by such Parties, their directors or the directors of the Bank elected upon recommendation of such Parties, with the specific obligation, without exclusion of any other concurrent remedy or damages, to return without delay the breaching Party’s shareholding to the original level previously legitimately owned in accordance with this Agreement, in the case of breach of the obligation set forth in item 4.1 (i).

5. Duration. Early Dissolution.

     5.1 This Agreement will automatically expire and will become non-effective on the fifteenth day preceding the date of the first convocation of the General Meeting of the Bank that will be called to approve the financial statements for the year ending December 31, 2006.

     5.2 The following constitute cause for automatic and early dissolution of the agreement: - the termination of office of all the Directors with the consequent dissolution of the entire Board pursuant to Article 2386, final paragraph, of the Civil Code; - the launch of a third-party public takeover bid (OPA) or public exchange offer (OPS), having as its object a percentage of capital of the Bank which would confer control of the Bank or in any case ownership of a quantity of shares greater than the percentage of the capital of the Bank, in terms of ordinary and preferred shares, collectively owned by the Foundations;

Exhibit C
(continued on following pages)

–	or CIIH alone, the transfer by Sanpaolo IMI of its shareholding in CDC IXIS SA or, in the case of an agreed reallocation of such shareholding, the transfer of the shareholding held by the Bank subsequent to the reallocation.”

6. Applicable Law. Court Having Jurisdiction

     6.1 This Agreement will be governed by Italian law, with the sole exception of the definition of “group” as set forth in item 4.2 (ii), for which the national law of each individual Party will apply.

     6.2 Any dispute arising from this Agreement will be submitted to the exclusive jurisdiction of the Court of Turin.

Attachments:

     Draft amended Articles and By-Laws SANPAOLO IMI S.p.A., currently with the Bank of Italy, which contain, among other things, the provision for a general manager and related powers.

     The Agreement was perfected on 21 April 2004.

Exhibit C
(continued on following pages)

Exhibit D

SAN PAOLO IMI	UNCHANGED

BYLAWS(*)

SAN PAOLO IMI S.p.A.

Company Registered in the Official Register of
Banks
Holding Company of the Bank Group
SAN PAOLO IMI
Registered in the Official Register of Bank Groups
Head office in Torino, Piazza San Carlo No. 156
Authorized share capital EUR 5,144,064,800
entirely paid in
Tax ID, VAT member, and registration number in
the Public Register of Companies of Torino:
06210280019
ABI Code 1025-6
Member of the Interbank Deposits Protection Fund
Registered in the Public Register of Companies of
Torino on the date January 13, 2004

Exhibit D
(continued on following pages)

CONTENTS

SECTION I	CONSTITUTION - REGISTERED OFFICE - LIFE AND PURPOSE OF THE COMPANY Page 2	TO BE CONFORMED

SECTION II	EQUITY CAPITAL AND SHARES Page 3

SECTION III	SHAREHOLDERS’ MEETING Page 4

SECTION IV	DIRECTORS Page 6

SECTION V	BOARD OF STATUTORY AUDITORS Page 10

SECTION VI	MANAGEMENT Page 13

SECTION VII	LEGAL REPRESENTATION AND CORPORATE SEAL Page 13

SECTION VIII	FINANCIAL RESULTS AND PROFITS Page 14

SECTION IX	STATUTORY OFFICES Page 14

SECTION X	WINDING UP Page 15

Exhibit D
(continued on following pages)

SECTION I ESTABLISHMENT – HEAD OFFICE – DURATION AND PURPOSE OF THE COMPANY

ARTICLE 1	UNCHANGED

1.1 The Company is called “SANPAOLO IMI S.p.A.” and is established as a company limited by shares.

1.2 The Company is a Bank according to the terms of Legislative Decree 385 of September 1, 1993.

ARTICLE 2	UNCHANGED

2.1 The Company has its registered office in Turin and secondary offices, with permanent establishment, in Rome and Bologna.

2.2 Within the observance of the regulations in force, it may open and closes branches and representative offices in Italy and abroad.

ARTICLE 3	UNCHANGED

3.1 The life of the Company is fixed until December 31, 2100.

3.2 The extension of the life of the Company must be approved by the Extraordinary Meeting of Shareholders with a legal majority.

ARTICLE 4	UNCHANGED

4.1 The Company has as its purpose the collection of deposits from the public and the business of lending in its various forms, in Italy and abroad.

4.2. The Company may undertake, within the limits of the regulations in force, all banking and financial transactions and services as well as any other transaction in the way of business and in whatever way related to the achievement of its corporate objective.

Exhibit D
(continued on following pages)

4.3 The Company - in its capacity as Reporting Bank for Bank of Italy purposes of the SANPAOLO IMI Banking Group according to the terms of Article 61 of Legislative Decree 385 of September 1, 1993 - issues, in the exercise of its function of management and coordination, instructions to the members of the Group for the execution of the instructions issued by the Regulatory Authorities in the interests of stability of the Group itself as a whole.

ARTICLE 5	UNCHANGED

5.1 The Company can issue bonds and other securities according to the regulations in force.

SECTION II AUTHORIZED SHARE CAPITAL AND SHARES

ARTICLE 6	UNCHANGED

6.1 The share capital is Euro 5,144,064,800 fully paid, divided into 1,448,831,982 registered ordinary shares and 388,334,018 registered preference shares with a nominal unit value of Euro 2.80. The share capital may be increased through the issue of shares with rights different from those included in the shares already issued.

6.2 The shares are issued in dematerialised form.

6.3 The preference shares are placed centrally in one or more deposits administered by the Company and the Company is the only authorised depositary. The sale of preference shares is to be communicated without delay to the Company by the selling shareholder and triggers the automatic one for one conversion of the preference shares into ordinary shares, except in the case where it is disposed to a company whose capital is wholly controlled. On July 1, 2012, the preference shares will be converted one for one into ordinary shares with the same characteristics as the ordinary shares in circulation at that moment.

6.4 In the case of paid issues of capital, when there is no exclusion or limit on option rights, the holders of preference shares have option rights on preference shares with the same characteristics or, if not or differently, in order, preference shares with different characteristics,

Exhibit D
(continued on following pages)

savings shares or ordinary shares.

6.5 The Board of Directors has the power to increase the authorized share capital, even several times, up to a nominal amount of EUR 7,500,000,000 (seven billion five hundred million) and of issuing in one or more instances convertible and/or warrant bonds, adding up to the same number but for an amount that from time to time does not exceed the limits established by law. The aforesaid power can be exercised until April 28, 2004.

6.6. In addition, the Board of Directors has the right to increase of paid-in capital, even several times, by a maximum nominal amount of EUR 51,440,648 (fifty one million four hundred forty thousand six hundred forty-eight) by issuing common shares to be reserved under subscription, pursuant to Article 2441, eighth paragraph, of the Civil Code and Article 134, Legislative Decree No. 58 of February 24, 1998, to employees of the Company or of subsidiaries pursuant to Article 2359 of the Civil Code, who are participating in stock option plans approved by the Board itself. The aforesaid power can be exercised until April 27, 2007.

6.7. Subsequent to resolutions undertaken by the Board of Directors on February 9, 1999, on December 21, 1999, on June 27, 2000 and December 18, 2001, to assert the power conferred by the General Meeting of July 31, 1998, and on December 17, 2002 to assert the power conferred by the General Meeting of April 30, 2002, the share capital can be increased by a maximum nominal amount of EUR 56,487,491.20 (fifty six million four hundred eighty seven thousand four hundred ninety-one point twenty).

ARTICLE 7	UNCHANGED

7.1 In the case of an increase in the share capital, approved by the Shareholders’ Meeting, the methods and the conditions related to the issue of new capital, the dates and the methods of payment, will be determined by the Board of Directors.

7.2 In the case of late payment, annual interest, set by the Board of Directors but in any case not exceeding 3% more than the official reference rate, will be applied. The legal consequences for any shareholder who does not execute the payments due and the responsibility of the assignors or endorsers of shares not released remain the

Exhibit D
(continued on following pages)

same.

7.3. Delivery may be made against goods different from cash. 7.4 The Company can acquire its own shares within the limits and according to the procedures established by the laws in force.

SECTION III GENERAL MEETINGS

ARTICLE 8	UNCHANGED

8.1 The Shareholders’ Meeting is ordinary or extraordinary according to the terms of the law and can be called in Italy not necessarily at the registered office.

8.2 The ordinary Shareholders’ Meeting is called at least once a year within 120 days of the end of the financial year. In cases allowed by Law, the Shareholders’ Meeting can be called within 180 days.

8.3 The extraordinary Shareholders’ Meeting is called to approve matters reserved to it by law.

8.4 Allowing for the faculty of summons established by specific legal requirements, the Shareholders’ Meeting must be called by the Chairman of the Board of Directors or by his Deputy, within the terms and according to the procedures laid down by the current regulatory provisions.

ARTICLE 9	UNCHANGED

9.1 Participation and representation in the Shareholders’ Meeting are governed by the regulations currently in force.

ARTICLE 10	UNCHANGED

10.1 Every ordinary share confers the right to one vote. Preference shares do not have voting rights in ordinary shareholders’ meetings.

ARTICLE 11	UNCHANGED

11.1 The validity of the Shareholders’ Meeting, both ordinary and extraordinary, and both at the first call and at the second call or, for the extraordinary, third call, as

Exhibit D
(continued on following pages)

established by law, as also for the validity of related motions, is determined by the law.

11.2 For the nomination of the corporate officers a relative majority is sufficient. In the case of a tie, the older candidate will be elected. For the nominations to the Board of Statutory Auditors, the procedure follows that established by Article 19.

ARTICLE 12	UNCHANGED

12.1 The Shareholders’ Meeting, whose workings are governed by the relevant Regulation approved in the ordinary session, is chaired by the Chairman of the Board of Directors or by his Deputy.

12.2 The Shareholders’ Meeting nominates, on the motion of the Chairman, when held appropriate, two or more scrutineers and a Secretary not necessarily shareholders.

12.3 The assistance of the Secretary is not necessary when the minutes of the Shareholders’ Meeting are taken by a Notary Public. The Notary is designated by the Chairman of the Shareholders’ Meeting.

12.4 It is the responsibility of the Chairman to verify regular constitution, ascertain the identity and legitimacy of those present, to check proceedings and certify the voting results.

12.5 If debate concerning the agenda of the day is not finished within the day, the Shareholders’ Meeting can proceed to a further meeting on the following non-holiday day.

ARTICLE 13	UNCHANGED

13.1 The discussions of the Shareholders’ Meeting must be recorded in the minutes signed by the Chairman, by the scrutineers, if nominated, and by the Secretary or Notary Public.

13.2 Copies and extracts of the minutes, when not taken by a Notary, will be certified with the declaration of conformity, signed by the Chairman and by the Secretary.

SECTION IV GOVERNANCE

ARTICLE 14	UNCHANGED

Exhibit D
(continued on following pages)

14.1 The Company is directed by a Board of Directors composed of a number of members between 7 and 20 according to motions approved by the Shareholders’ Meeting. The Shareholders’ Meeting itself appoints one of them as Chairman.

14.2 The Directors’ term of office is three periods and they may be re-elected.

14.3 Termination, substitution, resignation and annulment on the part of the Directors are governed according to the law.

14.4 If, because of resignation or other reasons, there is no longer a majority of the Directors elected by the Shareholders’ Meeting, the whole Board of Directors ceases and the Directors still in office must urgently call a Shareholders’ Meeting to nominate the new Board of Directors.

ARTICLE 15	UNCHANGED

15.1 The Board of Directors may appoint, from among its members, one or more Deputy Chairmen.

15.2 The Board of Directors nominates one or more Managing Directors, determining his or their roles, as well as the Executive Committee, laying down the number of its members, its authority, its duration, rules and powers. In the Executive Committee the Chairman and the Deputy Chairman or Deputy Chairmen sit ex officio as well as the Managing Director or Managing Directors.	UNCHANGED
The President and the Vice President or Vice Presidents and the Managing Director or Managing Directors, and the General Manger (if also a Director), have the right to belong to the Executive Committee.

15.3 The Board of Directors may also elect from among its members special (*) Committees, with a consultative and deliberative and supervisory role.	UNCHANGED * "Technical " to be added.

15.4 The General Manager or General Managers take part in the meetings of the Board of Directors and of the Executive Committee in a consultative role.	DELETED

15.4 [new] The Board of Directors appoints the General Manger, chosen also among its own members, determining the functions for the position, the powers inherent to the function, and the compensation. The Board of Directors may, if applicable, revoke the position.

15.5 For determined types of acts and business, powers may also be delegated, according to Law, to the General	DELETED

Exhibit D
(continued on following pages)

Manager or General Managers, to the Deputy General Manager or General Managers, to Central Management, to Top Management, to employees as well as to other Personnel, with determination of the limits and methods to exercise the delegated powers also with reference to the possibility that the delegated parties may undertake individually or in committees.

15.5 [new] The General Manger, if not also a director, participates in meetings of the Board of Directors and the Executive Committee, in order to carry out the duties attributed to the General Manger by Article 19.1.

15.6 [new] Upon recommendation of the General Manger, the Board of Directors appoints one or more Deputy General Mangers as well as General Managers, establishing their functions, proxies and powers.

15.7 (new partially replaces the old Article 15.5) For certain categories of actions and businesses, powers may be delegated, in accordance with the law, to officers, to the responsible employees and to other employees. Such delegation of powers may occur within the limitations of the exercise of the delegated powers, the recipients of the delegated powers may act singly or jointly in committees.

15.8 see 15.6 old text IDENTICAL

15.6 For special and/or subsidized lending governed by specific regulations, powers of approval and draw down can be delegated to the Group’s banking subsidiaries within the limits and according to the criteria agreed between the parties.

15.7 The Board will determine the methods through which decisions taken by those delegated are brought to the attention of the Board itself.	DELETED

15.9 [new] The Managing Director, or the Managing Directors, and similarly the General Manger will make the Board of Directors aware of decisions made, according to the methods established by the Board. Such methods include the disclosure to the Board of Directors by the recipients of delegated powers.

15.8 The annual remuneration of the members of the	15.10 see 15.8 old text: IDENTICAL

Exhibit D
(continued on following pages)

Board of Directors as well as that of the Executive Committee is determined by the Shareholders’ Meeting. The annual remuneration will be in part fixed and in part variable.

15.9 The remuneration of the directors with particular responsibilities according to the Articles of Association will be fixed by the Board of Directors, having heard the opinion of the Board of Statutory Auditors.	15.12 see 15.9 old text IDENTICAL

15.10 The Shareholders’ Meeting may decide, in addition to the remuneration above, the payment to Director of a fixed sum for every attendance at the meetings; the Directors have the further right to reimbursement of expenses incurred in the course of their duties and to the payment of daily allowances as decided by the Shareholders’ Meeting.	15.11 see 15.10 old text

ARTICLE 16

16.1 The Board of Directors has all powers for the management of the Company.	UNCHANGED

16.2 The Board of Directors is also empowered to take the deliberations concerning:
merger, as envisaged by Articles 2505 and 2505-bis of the Italian civil code, according to the methods and the terms therein described;   establishment and closing of secondary offices;
reduction of capital in case of withdrawal of the shareholder;
update of the Articles and By-Laws according to regulation.	16.2 Beyond the exclusive authorities attributed to it by these Bylaws, the Board of Directors has the authority to make decisions concerning:
the establishment of the objectives, the strategies and the development guidelines of the Banking Group;
the resolutions relating to the general managerial guidelines, the approval and amendment of the regulation of a general nature regarding work relationships, the engagement and the termination of participations which modify the composition of the Banking Group, the assignment of responsibilities as set forth in paragraph 1 of Article 20;
the determination of criteria for the coordination and the management of the Companies of the Group and for the execution of the instructions imparted by the Bank of Italy.

16.3 The following matters are the exclusive responsibility of the Board of Directors:

approvals regarding general management direction, the approval and modification of general regulations regarding business relationships, investment and

16.3 The Board of Directors, in addition to the exclusive responsibilities as per the preceding paragraph 2, is responsible to decide, upon the proposal of the Managing Director or Managing Directors, on the following:
merger, in the cases provided for by articles 2505

Exhibit D
(continued on following pages)

divestment of shareholdings which may modify the composition of the Banking Group, the nomination of responsibilities in accordance with paragraph 1 of Article 20;
the establishment of the criteria for coordination and management of the Group’s Companies and for the execution of instructions received from the Bank of Italy.	and 2505-bis of the Civil Code, according to the methods and the terms described therein;
the institution and the elimination of secondary offices;
the reduction of capital in the event of shareholder withdrawal;
the adjustments of the Bylaws to regulatory provisions.

ARTICLE 17	UNCHANGED

17.1 The Board of Directors is convened whenever the Chairman considers it necessary or opportune and generally every two months, also to refer to the Board of Statutory Auditors on business carried out and transactions of greatest importance in economic, financial and equity capital terms undertaken by the Company and/or by subsidiary companies as well as, In particular, transactions with potential conflicts of interest.

17.2 Leaving those powers reserved by law to the Statutory Auditors, a meeting must also take place when at least three Directors or a Managing Director make a written request to the Chairman with an indication of their reasons.

17.3 Meetings of the Board of Directors are usually held at the registered office of the Company. The Board of Directors may also meet in any other place in Italy or abroad.

17.4 Notice of the meeting, with a summary agenda of the matters to be discussed, must be sent to the Directors and to the Statutory Auditors in office at least five days before that fixed for the meeting by registered post or telegram or telex or telefax or through any other means of electronic communication which can provide guaranteed receipt of the same. In cases of particular urgency, the meeting may be held with simple advance notice of 24 hours by any suitable means.

17.5 Meetings of the Board of Directors can be validly held by telecommunication, provided that the precise identification of the persons qualified to participate can be validly ensured, as well as the possibility for all participants to take part, in real time, in the discussion about all the business on the agenda and to view, receive and transmit documents. However, at least the Chairman and the Secretary must be present in the location where the Board meeting has been called, wherever the same

Exhibit D
(continued on following pages)

shall be considered held.

17.6 To approve the decisions of the Board a majority of the Directors in office must be present at the meeting. Decisions are taken according to absolute majority of the votes of the members present excluding abstentions. Decisions concerning the nomination of the Deputy Chairman or Deputy Chairmen, of the Executive Committee, of the Managing Director or Managing Directors* are properly taken with a yes vote from half plus one of the Directors in office. In case of a tie, the Chairman’s vote prevails.		*and of the General Manager

17.7 The minutes of the meeting of the Board of Directors are edited and transcribed in the register of minutes by a Secretary designated by the Board.

17.8 Copies and abstracts of the minutes are certified with the declaration of conformity, signed by the Chairman and by the Secretary.

17.9 In meetings that the Board wishes to keep confidential, the duties of the Secretary will be carried out by the youngest Director present.

17.10 The agenda for the Board of Directors and for the Executive Committee are prepared by the Managing Director or Managing Directors according to the powers delegated to them.		17.10 [Partial amendment] The proposed resolutions of the Board of Directors and of the Executive Committee are presented to the General Manager, except if such resolutions relate to subjects reserved for the Managing Directors in accordance with the delegated powers.

17.11 In particular, the Managing Director or Managing Directors are responsible for the general management of the Company, for business and lending as well as personnel management.		ABOLISHED

ARTICLE 18
UNCHANGED
18.1 The Chairman:

a)	chairs the meetings of the Board of Directors and the Executive Committee, coordinating their work;

b)	prepares the agenda of the meetings of the Board of Directors and the Executive Committee, taking account also of the proposed agenda prepared by the Managing Director or Managing Directors* and	and by the General Manager to be added.

Exhibit D
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arranges for adequate information on the material under discussion to be provided to all Directors;

c)	authorizes any legal, administrative and executive action in every competent court and in whatever level of jurisdiction with the ability to abandon it, to withdraw from proceedings and to accept similar withdrawals or relinquishments from other parties involved, with all subsequent powers and with the obligation to refer to the Executive Committee on the decisions taken;

d)	takes, in agreement with the Managing Director, or with the respective Managing Director in the case of more than one Managing Director* whatever provision may be urgent in the interests of the Company, referring them to the Board of Directors or the Executive Committee at their next meeting;	or with the General Manager to be added.

e)	exercises the role of coordination of the businesses of the Company.

18.2 In the case of absence or other impediment of the Chairman, his powers in all respects will be taken on by the Vice Chairman, or, in case of nomination of more than one, him designated according to the order of succession set by the Board of Directors.		UNCHANGED

18.3 When all the Deputy Chairmen are absent or disabled, the powers of the Chairman pass to the Managing Director or Managing Directors and, in order to the other Directors, according to the order of succession fixed by the Board of Directors.		18.3 When all the Deputy Chairmen are absent or disabled the powers of the Chairman pass to the Managing Director or Managing Directors and, subordinately, to the General Manger or if he is also absent or disabled, to the other Directors, according to the order of succession established by the Board of Directors.

SECTION V THE GENERAL MANGER

ARTICLE 19 [new]

19.1 The General Manger is the head of the operating and executive structure of the Company. In addition to the powers delegated to him by the Board of Directors and to every other authority reserved to him by these Bylaws the General Manger is responsible for:

		a)	participating in the meetings of the Board of

Exhibit D
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Directors and of the Executive committee, if not filling the position of Director;

b)	making proposals for decisions to be adopted by the Board of Directors and by the Executive Committee according to their respective areas of authority, except for the subjects reserved for the Managing Directors. In any event it is the competence of the General Manager to formulate justified proposals to the Board of Directors or to the Executive Committee on the subject of lending, personnel and general expenses;

c)	concluding transactions and all the ordinary administration activities not specifically reserved to the Board of Directors or specifically delegated by the Board to the Executive Committee or to the Managing Director or Managing Directors;

d)	ensure that the organizational, administrative, accounting and control structures – also on a Group level – are adequate, reporting on such adequateness to the Board of Directors, the Board of Statutory Auditors, the Technical Committees, presenting, where necessary, justified proposals thereon;

e)	providing for the implementation of the decisions of the Board of Directors and of the Executive Committee, and in addition for the operational coordination of the activities of the subsidiaries of the Group, while respecting the general policies established by the Board of Directors;

f)	coordinating and supervising the management of work relationships with employees, while formulating proposals for hiring, appointment, and promotion of managerial personnel responsible for the organizational units of first level;

g)	delegating joint or sole signature power to employees, or issuing special power of attorney, even to third parties, for the conclusion of individual matters or categories of matters, or for the signature of specific contracts or documents, in the implementation

Exhibit D
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of his own functions, and for the exercise of his own powers or those that have been delegated to him;

19.2 In the case of absence or disability the General Manger is substituted by the Vice General Manger, or, in the event that several Vice General Mangers have been appointed, to the one among them responsible of the subject in accordance with the delegated powers.

SECTION V BOARD OF AUDITORS		SECTION VI BOARD OF AUDITORS

ARTICLE 19		(see Section V, old text: UNCHANGED)

19.1 The Shareholders’ Meeting elects the Board of Statutory Auditors, composed of five Statutory Auditors in office and two Alternate Statutory Auditors.

19.2 The Statutory Auditors are in office for three periods and are re-electable. Their term is regulated by law.

19.3 At least two of the Statutory Auditors in office and at least one of the Alternate Statutory Auditors are chosen from among those registered in the register of accounting auditors who have carried out legal accounting audit work for a period of no less than three years.

19.4 Those Statutory Auditors who do not possess the requirement set out in the preceding paragraph are chosen from among those who have obtained a total experience of at least three years in:

1)	administration or control or management duties in companies with equity capital of no less that two million Euro, or

2)	professional activities or regular university teaching in law, economics, finance, banking, insurance or other subjects related to banking activities, or

3)	management duties in public bodies or public administration operating in the banking, finance and insurance sectors.

19.5 The whole Board of Statutory Auditors is nominated on the basis of lists presented by the shareholders in

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which the candidates must be listed in number order.

19.6 To apply paragraphs 3 and 12 of the present article, when the list is composed of four or more candidates, the fourth candidate and at least one the first three must have the requirements as in paragraph 3; when the list is composed of fewer than four candidates at least the first of them must have the same requirements.

19.7 The lists must be deposited at the registered office and published in at least two Italian daily newspapers with national distribution, of which one devoted to economic news, at least 10 days before the day fixed for the Shareholders’ Meeting at First call.

19.8 Every Shareholder can present or contribute to the presentation of only one list and each candidate can present himself in only one list or otherwise be declared ineligible.

19.9 Only those Shareholders who themselves or together with other shareholders represent at least 1% of the shares with voting rights in the ordinary Shareholders’ Meeting have the right to vote. In order to prove their ownership of the number of shares necessary for the presentation of the lists, the shareholders must at the same time present, at the registered office, the certificates confirming their participation in the central securities management system.

19.10 Together with each list, and before the time of depositing the list at the registered office, one must deposit the C.V. of each candidate, undersigned by the same, and the declarations by which the individual candidates accept their candidature and affirm, at their own responsibility, that there are no reasons for ineligibility or conflict of interest as well as the existence of the necessary qualification required by the regulations in force to carry out the duties of Statutory Auditor.

19.11 Every shareholder having the right to vote may vote for only one list.

19.12 At the election of the Board of Statutory Auditors, the procedures are as follows:

a)	from the list which obtains the majority of the votes by the shareholders, in the numerical order in which they are listed in the list, three Statutory Auditors in office and one Alternate Statutory Auditor;

b)	the remaining two Statutory Auditors and one Alternate Statutory Auditor are taken from the other

Exhibit D
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lists; in order to do this, the votes obtained by the lists themselves are divided successively by one two and three. The quotients thus obtained are assigned in order to the candidates of each of the said lists according to the order set respectively in each. The quotients thus attributed to the candidates on the various lists are then placed in a single descending order: the Statutory Auditors in office are those who have obtained the highest two quotients and the supplementary Statutory Auditor is the one who has obtained the highest third quotient. In the case in which more than one candidate obtains the same quotient, the candidate from the list which has still not elected a Statutory Auditor will be elected; in the case in own responsibility, that there are no reasons for ineligibility or conflict of interest as well as the existence of the necessary qualification required by the regulations in force to carry out the duties of Statutory Auditor.

19.13 For the nomination of Statutory Auditors not elected for whatsoever reason according to the aforesaid procedures, the Shareholders’ Meeting will approve according to relative majority.

19.14 The chairmanship of the Board of Statutory Auditors is taken by person indicated in the first place in the list which has obtained the majority of the votes. In case of his substitution the chairmanship falls, until the end of term of the Board of Statutory Auditors, on the next following person indicated in the same list.

19.15 In case of the substitution of a Statutory Auditor taken from the list which has obtained the majority of the votes cast by shareholders, the alternate will come from the same list; in the case of the substitution of a Statutory Auditor taken from the other lists, the alternate will be nominated according to the method set out in point (b) in this article. Whenever it may be necessary to keep up minimum number of Statutory Auditors in office with the requirements as per paragraph 3 of the present article, the alternate with the same requirements will in case enter

19.16 The nomination of Statutory Auditors to make up the Board of Statutory Auditors according to Article 2401 of the Civil Code is made by a relative majority of the Shareholders’ Meeting.

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19.17 The Shareholders’ Meeting fixes the remuneration of the Statutory Auditors. The Shareholders’ Meeting may also decide, in addition to the remuneration, the payment to each Statutory Auditor of a fixed sum for every attendance at the meetings; the Statutory Auditors have the further right to reimbursement of expenses incurred in the course of their duties and to the payment of daily allowances as decided by the Shareholders’ Meeting.

19.18 The members of the Board of Statutory Auditors cannot be in office in more than five offices as Statutory Auditor in office in other quoted companies with the exception of companies controlled by SANPAOLO IMI S.p.A.

19.19 The meetings of the Board of Statutory Auditors may be validly held also by means of telecommunication, as long as there is a guarantee of the exact identification of the persons entitled to be present, the possibility for all participants to participate, in real time, in all the discussions and see, receive and transmit documents. The meetings are considered held in the place where the Board is called, where at least one Statutory Auditor must be present.

SECTION VI MANAGEMENT	Section VI old text: DELETED

ARTICLE 20

20.1 The Board of Directors nominates one or more General Managers and one or more Deputy General Managers and determines their roles and the length of their term of office. Alternatively, the Board of Directors nominates a Central Management and determines the number of its members, establishing the assignment of responsibilities as well as the division of functions among the members.

20.2 The General Manager or General Managers, or the Central Management, report in the exercise of their responsibilities to the Managing Director or Managing Directors; they execute the decisions taken by the Board of Directors, by the Executive Committee, by the Chairman and by the Managing Director or Managing Directors; they manage all current business, supervise the structure and functioning of services, allocate responsibilities and positions to staff with the exclusion of Top Management. They may delegate, also internally

Exhibit D
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and in continuity, their own powers to the Deputy General Managers, to Top Management, and other Personnel from Head Office, the regional organization and the branches.

SECTION VII LEGAL REPRESENTATION AND COMPANY SIGNATURE

ARTICLE 21

21.1 The legal representation of the Company, concerning third parties and in proceedings, and the corporate seal lie with the Chairman and, in the case of his absence or inability, with the Deputy Chairman or Deputy Chairmen, according to the order of succession fixed by the Board of Directors and, in their absence, with the Managing Director* or Managing Directors separately. In respect of the above, the Board may, pursuant to Law, for specific types of actions and business, delegate representative powers, with the ability to sign on behalf of the Company, to the Managing Director or Managing Directors, to individual Directors, to the General Manager or General Managers, to the Deputy General Manager or Deputy General Managers, to the staff of the Central Management, to Top Management and to other employees of the Company, determining the limits and the methods of use of such seal.

UNCHANGED

*… and, if these are also absent, Managing Directors individually, or, failing that, the responsibility goes to the General Manger. Furthermore, the Board of Directors may, in accordance with the law, for certain categories of actions and businesses, delegate representative powers, and powers of attorney on behalf of the Company, as applicable, to the Managing Director or Managing Directors, to the individual Directors, to the General Manager, to the Deputy General Manager or Deputy General Managers, to the Executives and to other Employees of the Company, determining the limitations and the application of the power of attorney. Likewise the General Manager, within the powers conferred by the by-laws or delegated to him, may, consequently, delegate the power of attorney, jointly or severally, to the Deputy General Manager or Deputy General Managers, to the Executives and to other Employees of the Company, determining the limitations and the application of the power of attorney.

21.2 In cases in which the current Articles of Association allow substitutions for absence or impediment, the action of the substitute has legal force in dealings with third parties.

SECTION VIII FINANCIAL STATEMENT AND INCOME

ARTICLE 22	UNCHANGED

22.1 The financial year closes at December 31 each year. 22.2 Of the net profits deriving from the financial results, an amount equal to 10% shall be transferred to the legal

Exhibit D
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reserve until it amounts to one fifth of the equity capital. 22.3 A further share, equal up to 5% of the their nominal value, shall be reserved for preference shares.

22.4 The Shareholders’ Meeting, on the proposal of the Board of Directors, will decide on the allocation of the remaining profit after provisions to the legal reserve and the allocation to preference shares. 22.5 The dividends will be allocated, equal up to the amount paid to preference shares, to ordinary shares and, then and equally, to all shares.

22.6 When dividends of less than 5% are allocated to preference shares in any one year, the dividends will be cumulated in the following two years.

22.7 Dividends not claimed within five years following the day on which they are available, will be retained by the Company and placed to reserves.

22.8 The Board of Directors may approve the distribution of partial payments in advance of the dividends in the manner and within the limits set by the regulations in force at the time.

SECTION IX STATUTORY OFFICES

ARTICLE 23

23.1 Current legislative, regulatory and supervisory rules concerning requirements of professional and honourable standards apply to the Offices established in the current Articles.

SECTION X WINDING UP ARTICLE 24

24.1 Given any different law provisions, if there is a reason for winding up, the Shareholders’ Meeting will establish the manner of liquidation, nominating one or more liquidators.

24.2 Preference shares, in the case of winding up or liquidation, will have the right to reimbursement of capital up to their nominal value.

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